Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Direct Link USA LLC	Delaware, USA

Domo Industry Inc.	New York, USA

Fuling Plastic USA, Inc.	Pennsylvania, USA

Taizhou Fuling Plastic Co., Ltd.	People’s Republic of China

Total Faith Holding Ltd.	British Virgin Islands

Wenling Changli Import and Export Co., Ltd.	People’s Republic of China

PT Fuling Food Packaging Indonesia	Indonesia